UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐                     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

On June 15, 2010, CorpBanca published on its web site its monthly interim financial results as of May 31, 2010. The press release is attached hereto as Exhibit 99.1.

On July 13, 2010, CorpBanca published on its web site its monthly interim financial results as of June 30, 2010. The press release is attached hereto as Exhibit 99.2.

On August 12, 2010, CorpBanca published on its web site its monthly interim financial results as of July 31, 2010. The press release is attached hereto as Exhibit 99.3.

On September 13, 2010, CorpBanca published on its web site its monthly interim financial results as of August 31, 2010. The press release is attached hereto as Exhibit 99.4.

On September 23, 2010, CorpBanca published in the Chilean newspaper Diario La Tercera an announcement disclosing as a material event the receipt of a sanction by the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or the SBIF) in connection with a failure by CorpBanca to obtain the prior approval of the SBIF for a service provider contract. An unofficial English language translation of the notice is attached hereto as Exhibit 99.5.

On September 29, 2010, CorpBanca sent to the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or the SVS) a notice disclosing as a material event the letter of Corp Group Interhold S.A. An unofficial English language translation of the notice is attached hereto as Exhibit 99.6.

On October 8, 2010, CorpBanca published on its web site its monthly interim financial results as of September 30, 2010. The press release is attached hereto as Exhibit 99.7.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Mario Chamorro
	Name:	Mario Chamorro
	Title:	Chief Executive Officer

Date: November 10, 2010

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated June 15, 2010 announcing CorpBanca’s monthly interim financial results as of May 31, 2010.

99.2	Press release dated July 13, 2010 announcing CorpBanca’s monthly interim financial results as of June 30, 2010.

99.3	Press release dated August 12, 2010 announcing CorpBanca’s monthly interim financial results as of July 31, 2010.

99.4	Press release dated September 13, 2010 announcing CorpBanca’s monthly interim financial results as of August 31, 2010.

99.5	Unofficial English translation of CorpBanca’s announcement of a sanction by the Chilean Superintendency of Banks and Financial Institutions, published on September 23, 2010 in the Chilean newspaper Diario La Tercera.

99.6	Unofficial English translation of CorpBanca’s letter to the Chilean Superintendency of Securities and Insurance dated September 29, 2010 disclosing as a material event the letter of Corp Group Interhold S.A.

99.7	Press release dated October 8, 2010 announcing CorpBanca’s monthly interim financial results as of September 30, 2010.